Exhibit 99.1

Super Hi Reports Unaudited Financial Results for the First Quarter of 2025

SINGAPORE, May 21, 2025 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Highlights

•	Revenue was US$197.8 million, representing an increase of 5.4% from US$187.6 million in the same period of 2024.

•	In the first quarter of 2025, the Company further optimized its restaurant network by opening 4 new Haidilao restaurants and closing 3 underperforming restaurants. Total number of Haidilao restaurants expanded from 122 as of December 31, 2024 to 123 as of March 31, 2025.

•	Total table turnover rate[1] was 3.9 times per day, and same-store table turnover rate[2] was 4.0 times per day, while both were 3.9 times per day in the same period of 2024.

•	Had over 7.8 million total guest visits, representing an increase of 6.8% from 7.3 million in the same period of 2024.

•	Income from operation margin[3] was 4.1%, compared to 6.6% in the same period of 2024.

Ms. Yang Lijuan, CEO & Executive Director of Super Hi, commented, “In the first quarter of 2025, our focus was on proactively adjusting our operational strategies to deliver greater value to customers through various customer-centric initiatives, including implementing more rational pricing strategies, enhancing portion value, and cultivating diverse dining scenarios. These efforts are designed to strengthen long-term customer loyalty and engagement. At the same time, we are strengthening workforce cohesion through enhanced team-building initiatives and competitive compensation packages. Despite near-term pressures on income from operation margin3, we remain committed to prioritizing these long-term investments. Furthermore, we continued to optimize our restaurant network by closing underperforming restaurants, enabling the team to concentrate on managing and enhancing well-performing restaurants. In this quarter, our same-store table turnover rate2 was 4.0 times per day, representing a year-over-year increase of 0.1 times per day, with total guest visits increasing by 6.8% year-over-year.”

“Looking forward, we will further build a “Different Haidilao” by driving iterative enhancements across our product offerings, restaurant design, and operational excellence. These efforts aim to deliver a richer and more engaging customer experience. While steadily advancing our “Pomegranate Plan,” we will continue diversifying our product offerings to capture additional market share.”

1 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count during the period.

2 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count at the Company’s same stores during the period.

3 Calculated by dividing income from operation4 by total revenue.

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First Quarter 2025 Financial Results

Revenue was US$197.8 million, representing an increase of 5.4 % from US$187.6 million in the same period of 2024.

•	Revenue from Haidilao restaurant operations was US$188.4 million, representing an increase of 4.5% from US$180.3 million in the same period of 2024. The increase was mainly driven by (i) ongoing business expansion and increased brand influence; and (ii) continuous efforts to increase guest visits.
•	Revenue from delivery business was US$4.0 million, representing an increase of 37.9% from US$2.9 million in the same period of 2024, primarily due to (i) sustained investment and marketing efforts in delivery business; and (ii) expansion of the delivery network alongside growing restaurant coverage.
•	Revenue from other business was US$5.4 million, representing an increase of 22.7% from US$4.4 million in the same period of 2024, driven by (i) the increasing popularity of hot pot condiment products and Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the Pomegranate Plan through strategic exploration of diverse business forms.

Raw materials and consumables used were US$67.2 million, representing an increase of 7.0% from US$62.8 million in the same period of 2024. In the first quarter of 2025, raw materials and consumables used as a percentage of revenue increased to 34.0% from 33.5% in the same period of 2024, primarily driven by the Company’s targeted pricing strategies, including selective menu adjustments, product upgrades, and more attractive value bundles designed to improve customer satisfaction and enhance the overall dining experience.

Staff costs were US$69.8 million, representing an increase of 9.7% from US$63.6 million in the same period of 2024. The increase was primarily due to (i) an increase in the number of employees in line with restaurant network expansion compared to the same period of 2024, along with an increase in guest visits and table turnover rate; and (ii) the Company’s increased investment in employee benefits and development to enhance staff loyalty and job satisfaction. As a percentage of revenue, staff costs increased to 35.3% in the first quarter of 2025 from 33.9% in the same period of 2024.

Income from operation4 was US$8.2 million, representing a decrease of 33.9% from US$12.4 million in the same period of 2024. Income from operation margin3 was 4.1%, compared to 6.6% in the same period of 2024. This decrease in income from operation was mainly attributable to (i) the investment in customer and employee benefit initiatives mentioned above, which partially offset the increase in revenue, (ii) increased outsourcing service fees and daily maintenance fees resulting from the restaurant network expansion, and (iii) increased short-term lease payments in line with the increased investment in employee benefits.

4 Calculated by excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense from profit (loss) for the period.

2

Profit for the period was US$11.9 million, compared to a loss of US$4.5 million in the same period of 2024. This change was mainly due to a decrease in net foreign exchange loss of US$20.4 million, primarily attributable to foreign exchange fluctuations, particularly the revaluation of local currencies against the U.S. dollar, which was partially offset by the aforementioned decrease in income from operation.

Basic and diluted net profit per share were both US$0.02, compared to a basic and diluted net loss per share of US$0.01 in the same period of 2024.

Operational Highlights

Haidilao Restaurant Performance

The following table summarizes key performance indicators of Haidilao’s restaurants for the quarters indicated.

	As of/For the Three Months Ended March 31,
	2025	2024
Number of restaurants
Southeast Asia	73	72
East Asia	19	18
North America	20	19
Others(1)	11	10
Total	123	119

Total guest visits (million)
Southeast Asia	5.1	5.1
East Asia	1.1	0.8
North America	1.0	0.9
Others(1)	0.6	0.5
Overall	7.8	7.3

Table turnover rate(2) (times per day)
Southeast Asia	3.7	3.7
East Asia	5.0	4.2
North America	4.0	4.2
Others(1)	4.0	3.8
Overall	3.9	3.9

Average spending per guest(3) (US$)
Southeast Asia	18.7	19.4
East Asia	28.2	28.4
North America	39.6	43.3
Others(1)	38.2	42.2
Overall	24.2	24.9

Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	15.3	15.8
East Asia	19.3	16.1
North America	22.2	21.5
Others(1)	24.1	24.4
Overall	17.8	17.5

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Notes:

(1)	Others include Australia, the United Kingdom, and the United Arab Emirates.

(2)	Calculated by dividing total number of tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count during the period in the same geographic regions.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operation for the period by total guests served for the periods in the same geographic region.

(4)	Calculated by dividing the revenue of Haidilao restaurant operation for the period by the total Haidilao restaurant operation days of the periods in the same geographic region.

Same-Store Sales

The following table sets forth details of the Company’s same-store sales for the quarters indicated.

	As of/For the Three Months Ended March 31,
	2025	2024
Number of Same Stores(1)
Southeast Asia	61
East Asia	14
North America	17
Others(5)	10
Total	102

Same Store Sales(2) (US$ in thousands)
Southeast Asia	86,281	88,728
East Asia	24,188	21,091
North America	34,009	33,750
Others(5)	21,925	22,266
Total	166,403	165,835

Average same store sales per day(3) (US$ in thousands)
Southeast Asia	15.8	16.1
East Asia	19.3	16.6
North America	22.2	21.8
Others(5)	24.4	24.5
Total	18.2	18.0

Average same store table turnover rate(4) (times/day)
Southeast Asia	3.8	3.8
East Asia	4.9	4.3
North America	4.0	4.1
Others(5)	4.0	3.8
Total	4.0	3.9

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Notes:

(1)	Includes restaurants that commenced operations prior to the beginning of the periods under comparison and opened for more than 75 days in the first quarter of 2025 and 2024, respectively.

(2)	Refers to the aggregate gross revenue from Haidilao restaurant operation at the Company’s same stores for the period indicated.

(3)	Calculated by dividing the gross revenue from Haidilao restaurant operation for the period by the total Haidilao restaurant operation days at the Company’s same stores for the period.

(4)	Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count at the Company’s same stores during the period.

(5)	Others include Australia, the United Kingdom, and the United Arab Emirates.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 30 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. Haidilao has been ranked as one of the world’s most valuable restaurant brands for six consecutive years since 2019, earning the title of “World’s Strongest Restaurant Brand” for 2024 (Brand Finance). As of March 31, 2025, Super Hi had 123 self-operated Haidilao restaurants in 14 countries across four continents, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

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Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Super Hi may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “SEHK”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Super Hi’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Super Hi’s operations and business prospects; future developments, trends and conditions in the industry and markets in which Super Hi operates; Super Hi’s strategies, plans, objectives and goals and Super Hi’s ability to successfully implement these strategies, plans, objectives and goals; Super Hi’s ability to maintain an effective food safety and quality control system; Super Hi’s ability to continue to maintain its leadership position in the industry and markets in which Super Hi operates; Super Hi’s dividend policy; Super Hi’s capital expenditure plans; Super Hi’s expansion plans; Super Hi’s future debt levels and capital needs; Super Hi’s expectations regarding the effectiveness of its marketing initiatives and the relationship with third-party partners; Super Hi’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to Super Hi’s industry; Super Hi’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Super Hi’s filings with the SEC and the announcements and filings on the website of the SEHK. All information provided in this press release is as of the date of this press release, and Super Hi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations
Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations
Email: media.hq@superhi-inc.com

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended March 31,
	2025	2024
	USD’000	USD’000
Revenue	197,783	187,647
Other income	2,733	900
Raw materials and consumables used	(67,167)	(62,845)
Staff costs	(69,832)	(63,597)
Rentals and related expenses	(5,561)	(4,410)
Utilities expenses	(6,963)	(6,875)
Depreciation and amortization	(19,898)	(20,478)
Travelling and communication expenses	(1,624)	(1,480)
Listing expenses	-	(628)
Other expenses	(19,525)	(15,403)
Other gains (losses) - net	7,942	(12,334)
Finance costs	(2,753)	(1,989)
Profit (Loss) before tax	15,135	(1,492)
Income tax expense	(3,255)	(3,053)
Profit (Loss) for the period	11,880	(4,545)

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(5,754)	6,109
Total comprehensive income for the period	6,126	1,564

Profit (Loss) for the period attributable to:
Owners of the Company	11,938	(4,457)
Non-controlling interests	(58)	(88)
	11,880	(4,545)

Total comprehensive income attributable to:
Owners of the Company	6,184	1,652
Non-controlling interests	(58)	(88)
	6,126	1,564

Earnings (Loss) per share
Basic and diluted (USD)	0.02	(0.01)

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at March 31,	As at December 31,
	2025	2024
	USD’000	USD’000
Non-current Assets
Property, plant and equipment	151,326	151,901
Right-of-use assets	183,819	185,514
Intangible assets	300	278
Deferred tax assets	4,303	3,799
Other receivables	1,961	1,961
Prepayment	398	373
Rental and other deposits	18,244	17,372
	360,351	361,198

Current Assets
Inventories	34,575	31,521
Trade and other receivables and prepayments	30,515	30,754
Financial assets at fair value through profit or loss	48,313	-
Rental and other deposits	3,139	3,378
Pledged bank deposits	2,829	2,855
Bank balances and cash	204,933	254,719
	324,304	323,227

Current Liabilities
Trade payables	30,350	30,711
Other payables	37,359	38,100
Amounts due to related parties	1,411	1,329
Tax payables	3,848	5,411
Lease liabilities	40,221	41,407
Contract liabilities	9,687	9,669
Provisions	1,844	1,941
	124,720	128,568

Net Current Assets	199,584	194,659

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at March 31,	As at December 31,
	2025	2024
	USD’000	USD’000
Non-current Liabilities
Deferred tax liabilities	8,034	7,504
Lease liabilities	168,450	171,219
Contract liabilities	2,923	2,980
Provisions	12,741	12,493
	192,148	194,196

Net Assets	367,787	361,661

Capital and Reserves
Share capital	3	3
Shares held under share award scheme	*	*
Share premium	550,593	550,593
Reserves	(184,384)	(190,568)
Equity attributable to owners of the Company	366,212	360,028
Non-controlling interests	1,575	1,633
Total Equity	367,787	361,661

* Less than USD1,000

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2025	2024
	USD’000	USD’000
Net cash from operating activities	19,694	24,018
Net cash used in investing activities	(55,605)	(73,548)
Net cash used in financing activities	(14,828)	(12,518)
Net decrease in cash and cash equivalents	(50,739)	(62,048)
Cash and cash equivalents at beginning of the period	254,718	152,908
Effect of foreign exchange rate changes	954	(829)
Cash and cash equivalents at end of the period	204,933	90,031

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